SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LQR House Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

50215C109
(CUSIP Number)

October 16, 2023
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

        Rule 13d-1(b)
X  Rule 13d-1(c)
      Rule 13d-1(d)

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1226053 BC LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	5	SOLE VOTING POWER
NUMBER OF		As of October 16, 2023: 3,400,000 As of October 23, 2023: 0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		As of October 16, 2023: 3,400,000 As of October 23, 2023: 0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
As of October 16, 2023: 3,400,000 As of October 23, 2023: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* q

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
As of October 16, 2023: 7.97%* As of October 23, 2023: 0%* *Based on 42,671,845 issued and outstanding shares of the Issuer as of October 16, 2023.
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer:

LQR House Inc.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

6800 Indian Creek Drive, Suite 1E
Miami Beach, FL 33141

Item 2 (a). Name of Person Filing:

1226053 BC LTD  (the “Reporting Person”)

Item 2 (b). Address of Principal Business Office or, if None, Residence:

522 South Crest Drive
Kelowna, British Columbia V1W 4W8 Canada

Item 2 (c). Citizenship:

Canada

Item 2 (d). Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2 (e). CUSIP Number:

50215C109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	Investment Company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

X	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: As of October 16, 2023: 3,400,000 As of October 23, 2023: 0

(b)	Percent of class:

As of October 16, 2023:  7.97%*
As of October 23, 2023:        0%*

*Based on 42,671,845 issued and outstanding shares of the Issuer as of October 16, 2023.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
As of October 16, 2023:  3,400,000
As of October 23, 2023:                0

(ii)  Shared power to vote or to direct the vote:  0

(iii)  Sole power to dispose or to direct the disposition of:
       As of October 16, 2023:  3,400,000
        As of October 23, 2023:                0

(iv)  Shared power to dispose or to direct the disposition of:  0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24 , 2023
(Date)

By: /s/ Avtar Dhaliwal_____________________ Avtar Dhaliwal, Director